September 27, 2024

Paul Dacier
President
Rain Enhancement Technologies Holdco, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

Paul Dacier
President
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

       Re: Rain Enhancement Technologies Holdco, Inc.
           Draft Registration Statement on Form S-4
           Submitted August 28, 2024
           CIK No. 0002028293
Dear Paul Dacier and Paul Dacier:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4
Cover Page

1. Please tell us whether you will be deemed to be a "controlled company" under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii) whether you intend to take advantage of these exemptions.
 September 27, 2024
Page 2
2. Please ensure you describe briefly on the cover page any material financing transactions that have occurred since the initial public offering of Coliseum, the SPAC. For example, if material, please describe the convertible note issued by Coliseum to Berto, LLC, your sponsor. See Item 1604(a)(2) of Regulation S-K.
3. We note that Coliseum Acquisition Sponsor, LLC, your previous sponsor, continues to hold shares of Coliseum and will receive shares of the combined company. Please provide the disclosures called for by Item 1604(a)(3) and (a)(4) of Regulation S-K for the previous sponsor here or advise. Additionally, for other disclosure requirements that call for disclosures about the sponsor, consider providing those disclosures for the previous sponsor as well. Lastly, advise whether Berto, LLC, the new sponsor, or Harry You are affiliates of or have other material relationships with the previous sponsor.
4. We note that you discuss the dual class structure of the combined company within your discussion of the transaction structure. Please better highlight the dual class structure on your cover page, including a discussion of the voting rights of your Class A and Class B shares and disclosure of the total voting power that will be held by Class B shareholders.
       Additionally, please ensure you include risk factors highlighting material risks to the combined company and its shareholders resulting from this dual class structure.
Questions and Answers About the Business Combination, page 11

5.     Please provide Coliseum's reasons for the structure and timing of the de-SPAC
       transaction. Refer to Item 1605(b)(3) of Regulation S-K.
Q. Who are the Previous Sponsor, the New Sponsor, and Sponsor Affiliate?, page
23

6.     Expand your disclosure regarding Harry You   s material roles and
responsibilities in
       directing and managing the SPAC   s activities. Refer to Item 1603(a)(4)
of Regulation S-
       K.
Q. What underwriting fees are payable in connection with the Business Combination?, page 34

7. Please revise here to clarify that Stifel resigned. Also, here or elsewhere, clarify whether
       Stifel provided a resignation letter to Coliseum and/or a Section 11(b) notice to the
       Commission and provide a summary of any such letter or notice, including a description of the specific roles from which Stifel resigned.
Redemption Rights, page 67

8. We note that Coliseum has had several extension votes to date with the most recent occurring in September 2024. Please revise here to clarify whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination. Additionally, please provide a table summarizing the number of public shares that have been redeemed at each of these extension votes, the total number of public shares that remain unredeemed and the total amount of funds that remain in the trust account.
9. We note that you provide additional information on redemption rights, such as whether shareholders can redeem regardless of whether they abstain, vote for or vote against the proposed business combination, in the Questions and Answers on pages 29-32. Please cross-reference these Q&As here and in your discussion of redemption rights on pages
 September 27, 2024
Page 3

       131-132.
10. Revise to include the actual and potential impact of redemptions on the per share value of the public shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Risk Factors
Coliseum's ability to complete the Business Combination with RET may be impacted if..., page
107

11. You disclose here that the "parties have determined that RET is not a TID U.S. business . .
       . and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business
       Combination." Please revise to include a definition of TID U.S. business, clarify how the parties made this determination, clarify whether legal counsel opined on this matter and discuss any material risks related to this determination.
The Business Combination, page 138

12. Here and in the appropriate section of your MD&A, please revise to disclose the anticipated liquidity position of the combined company following the de-SPAC, including the amount of cash on hand it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction.
Valuation Analysis, page 176

13. We note that Coliseum's financial advisor, Needham, assisted Coliseum's management in conducting a valuation analysis of RET and that the Coliseum board and transaction committee used this analysis in evaluating whether to approve the business combination.
       We also note your disclosure that neither the Coliseum board nor transaction committee obtained a fairness opinion. Please revise to further describe the role of the financial advisor in the de-SPAC transaction, including the level of diligence that the financial advisor performed in connection the transaction. Additionally, while we note that a fairness opinion was not obtained from Needham, it appears the data and analyses provided by Needham still constitutes a report, opinion, or appraisal from an outside party materially relating to the approval of the de-SPAC transaction. Please revise to provide the disclosures required by Item 1607 of Regulation S-K or tell us why you believe this is not required. Lastly, where you discuss the assistance Needham provided to Coliseum management with its valuation of RET, such as on your cover page, clarify that a fairness opinion was not obtained from Needham.
Projected Revenue, page 179

14. You state here that RET affirmed to Coliseum that the June Projections reflect the view of
       RET management about its future performance as of July 3, 2024. Please ensure you update this to disclose whether the projections continue to reflect the view of RET's management as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. See Item 1609(c) of Regulation
       S-K.
 September 27, 2024
Page 4
15. We note your disclosure on page 180 that RET does not have any operating history, has not yet generated any revenue, and has not entered into any binding agreements with clients for the purchase of its products or services. We also note the tables on pages 180-
       181 that project revenue and 1 client for fiscal year 2024. Please revise these discussions to highlight whether you have generated any revenue or entered into any binding agreements with clients at this time.
Interests of Coliseum   s New Sponsor, Directors and Officers in the Business
Combination, page
188

16. In addition to your existing disclosures, disclose any material fiduciary or contractual obligations to other entities held by Harry You, the SPAC sponsor or the SPAC's officers or directors. Refer to Item 1605(d) of Regulation S-K.
Unaudited Pro Forma Combined Balance Sheet, page 216

17.    Please identify the Transaction Accounting Adjustments under Assuming
50%
       Redemptions and Assuming Max Redemptions as    Additional.
18. Please describe the terms and commitments to provide additional loans from related parties to cover transaction costs as noted in adjustment (k). Please indicate the interest rate and expense associated with the loans.
Dilution, page 222

19. Please revise to identify the Net Tangible Book Value amount as not being a Deficit. If there is a Deficit, please properly identify the amounts as a negative. Please revise.
20. Please revise the title or line items in the tables on page 222 and 227 to title or describe
       the adjusted amounts as the    net tangible book value per share, as
adjusted    and not as a
          pro forma    measure, which could mislead investors since target
company assets are not
       included in the calculation. See footnote 291 of SEC Release No. 33-11265. An objective of the dilution disclosure required by Item 1604(c) is to depict the amount of net assets that the SPAC will contribute to the post-combination entity. In this regard, consider revising your statement on your page 227 stating that the table shows the net tangible book value after the Business Combination.
21. Please consider combining the Dilution Table on page 222 with your pro forma net tangible book value table on page 227 to present the dilution calculation. The table must show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted. In addition, the net tangible book value, unadjusted, (i.e., -2,569,901) should equal the net assets of the SPAC that excludes the redeemable common stock classified as temporary equity. Further, the Dilution Table or the pro forma net tangible book value table will show the amount that is being reclassified from the trust account or temporary equity into the permanent equity of the company in order to calculate the net tangible book value per share, as adjusted.
 September 27, 2024
Page 5
22. On page 225, you provide that the information in the dilution table is based on a number
       of assumptions.    Outside of the table, please describe the assumptions
in further detail
       and describe any models, methods, estimates and parameters to understand the tabular disclosure. Refer to Regulation S-K Item 1604(c)(2).
23. We note that the table does not include 75% and 100% redemption scenarios as they would result in 25% or no funds left in the trust account. Please revise to disclose whether these scenarios would likely result in a failure to satisfy the minimum cash condition of the business combination agreement and an inability to proceed with the consummation of the business combination.
Information About RET
RET's Management Team and Board, page 258

24. With respect to RET's current management team and board, please revise to disclose the current directors and officers of RET. Please ensure this discussion confirms when
       Christopher Riley became CEO of RET. In this regard, disclosure on page 169 states that
       RET engaged Mr. Riley as CEO on January 25, 2024 while disclosure on page 279 could be read to state that Mr. Riley will not become the CEO of RET until after the business combination. Additionally, we note that Mr. Riley is not currently included as a signatory on RET's signature page. Please advise whether he intends to sign the registration statement, and if not, tell us why you believe his signature is not required.
Use of Proceeds, page 266

25. Please revise to disclose here, or elsewhere as applicable, RET's current plans for the funds to be received as a result of the Business Combination. Without limitation, the disclosure should specify the amounts that are planned to be allocated to support the development and organic growth of its ionization rainfall generation platform or other initiatives.
Description of Holdco's Securities, page 286

26. You state here that the dual class structure will terminate earlier than five years "in certain circumstances." Please revise to summarize these circumstances here. Notes to Financial Statements
Note 2   Summary of Significant Accounting Policies
Income Taxes, page F-33

27. Please disclose the nature of your franchise tax that is currently presented in your statement of operations. Refer to ASC 740-10-15-4. In addition, revise to provide the disclosures required by ASC 740-10-50 if material.
Equipment, page F-36

28. Tell us and revise to disclose your research and development expense policy. Refer to
       ASC 730-10-50-1. In this regard, please clarify why you have no research and development expense recognized while you have developed your equipment and your technology.
 September 27, 2024
Page 6
Intangible Assets, page F-36

29. Please revise to disclose your impairment loss policy for both types of intangible assets.
       Refer to ASC 350-30-35-14 and 35-18.
General

30. We note references to the Holdco as both "Rain Enhancement Technologies Holdco, Inc."
       and "Rain Enhancement Technologies Holdings, Inc." Please revise for consistency throughout.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Stephen Doyle